VIA FACSIMILE
									May 10, 2006

James P. Cox
Chief Financial Officer
PQ Corporation
1200 West Swedesford Road
Berwyn, Pennsylvania 19312

Re:	PQ Corporation
	Registration Statement on Form S-4
	Amended May 8, 2006
	File No. 333-12570

Dear Mr. Cox:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 in our letter dated
May 3, 2006, that you removed the reference to the independent valuation firm. However, we note your disclosures continue to state that the fair values of your trademarks, tradenames, and other intangible assets were appraised, which implies your reliance on a third party valuation. In consideration of these references, we repeat our comment to identify the experts and file their consents or delete your references to them. Please refer to Section 436(b) of Regulation C.

19. Income Taxes, page F-27

2. We note your revisions in response to our prior comment 3. As part of your disclosures regarding your tax contingencies, please also disclose your estimated likelihood of loss. In addition, please also disclose your approach with respect to determining under what circumstances you accrue provisions for tax contingencies and uncertain tax positions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please contact Ryan Rohn at (202) 551-
3739 or Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

      Sincerely,


      Pamela A. Long
      Assistant Director


cc:	Peter Labonski, Esq.
	Tim Pitrelli, Esq.
	Fax: (212) 751-4864
James P. Cox
PQ Corporation
December 22, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE